                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                            SOFAMOR DANEK GROUP, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   834005 10 0
                                 (CUSIP Number)



                             Dr. Yves Paul Cotrel
                      24 bis avenue du President Wilson
                             75016 Paris, France
                         Telephone: 011-33-1-47-27-67-31
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                           Creighton O'M Condon, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                              February 27, 1998
             (Date of Event which Requires Filing of this Statement)
 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
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                                        2

-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Dr. Yves Paul Cotrel
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          French
--------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                           388,200

                  --------------------------------------------------------------
                      8    SHARED VOTING POWER
                           738,744

                  --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           388,200
                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           738,744

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,126,944
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.28%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------
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                                      3


-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marie-Louise Cotrel
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /


--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          French
--------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                           373,041
                  --------------------------------------------------------------
                      8    SHARED VOTING POWER

                           738,744
                  --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           373,041
                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           738,744
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,111,785
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.23%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

         This Amendment No. 4 to the Statement on Schedule 13D dated as of
June 21, 1993, as amended (the "Schedule 13D"), is being filed to reflect the sale of Shares by Dr. Cotrel and Mrs. Cotrel pursuant to the Registration Rights Agreement. Capitalized terms used but not defined herein are used as defined in the Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby amended by the addition of the following to the end thereof:

         On February 27, 1998, pursuant to the registration statement on Form S-3 filed by Sofamor Danek on January 26, 1998 (No. 333-44919), as amended, Dr. Cotrel and Mrs. Cotrel sold 324,490 Shares and 324,491 Shares, respectively, at a sales price of $71.00 per Share, less underwriting commissions. Dr. Cotrel and Mrs. Cotrel sold their Shares pursuant to their rights under the Registration Rights Agreement. As part of the same offering, the Company sold 1,620,000 Shares and other members of the Cotrel Family sold Shares on a secondary basis. As a result of such sale, (i) Dr. Cotrel currently beneficially owns 1,126,944 Shares, has sole dispositive and voting power with respect to 388,200 of such Shares and beneficially owns 4.28% of the total number of Shares outstanding, and (ii) Mrs. Cotrel currently beneficially owns 1,111,785 Shares, has sole dispositive and voting power with respect to 373,041 of such Shares and beneficially owns 4.23% of the total number of Shares outstanding. On February 27, 1998, as a result of the foregoing transaction, Dr. Cotrel and Mrs. Cotrel ceased to be beneficial owners of more than 5% of the outstanding Shares.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Schedule 13D is hereby amended by the addition of the following to the end thereof:

         On February 24, 1998, in connection with the sale of the Shares, Dr. Cotrel, Mrs. Cotrel, other members of the Cotrel Family and Sofamor Danek entered into an underwriting agreement (the "Underwriting Agreement") with the underwriters (the "Underwriters") parties thereto. Pursuant to the Underwriting Agreement, Dr. Cotrel and Mrs. Cotrel agreed to sell 324,490
Shares and 324,491 Shares, respectively, to the Underwriters at a sales price of $71.00 per Share, less underwriting commissions, and Sofamor Danek agreed to sell 1,620,000 Shares to the Underwriters at a sales price of $71.00 per Share, less underwriting commissions. In connection with the Underwriting Agreement, Dr. Cotrel and Mrs. Cotrel, together with Sofamor Danek and the other members of the Cotrel Family, agreed not to dispose of any Shares beneficially owned by them for a period of 90 days after the date of the initial public offering of the Shares.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibit to the end thereof:

         t) Underwriting Agreement dated February 24, 1998 among Sofamor Danek, the Underwriters listed on the Schedules thereto and the Selling Shareholders listed on the Schedules thereto.
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                                   SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 2, 1998

                                      By: /s/ Philippe Cotrel
                                          -------------------
                                          Name: Philippe Cotrel
                                          Title: As an Attorney-in-Fact for
                                                 Dr. Yves Paul Cotrel and
                                                 Marie-Louise Cotrel,
                                                 pursuant to powers of attorney
                                                 contained in the June 1993
                                                 Schedule 13D
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                                                                      EXHIBIT B

                                EXHIBIT INDEX


           Exhibits (a) through (q) were filed as attachments to the June 1993
Schedule 13D, on January 6, 1994. Exhibits (r) and (s) were filed as attachments to Amendment No. 2 to the Statement on Schedule 13D on January 29, 1998.

           *a) Stock Exchange Agreement dated as March 28, 1993 among Danek and the Holders, as amended by Amendment No. 1 dated as of June 21, 1993. (Incorporated by reference from the June 1993 Schedule 13D.)

           *b) Intellectual Property Purchase Agreement dated as of March 28, 1993 among Dr. Cotrel, Danek and Sofamor. (Incorporated by reference from the June 1993 Schedule 13D.)

           *c) Sofyc Stock Exchange Agreement dated as of March 28, 1993 between Sofyc and Danek. (Incorporated by reference from the June 1993 Schedule 13D.)

           *d) Shareholder's Agreement dated as of June 21, 1993 among the Holders listed on the signature pages thereto, Danek and Sofyc, as designated representative. (Incorporated by reference from the June 1993 Schedule 13D.)

           *e) Shareholders' Representative Agreement dated March 28, 1993 among the Holders listed on the signature pages thereto and Sofyc, as representative. (Incorporated by reference from the June 1993 Schedule 13D.)

           *f) Statuts (By-Laws) of Sofyc, S.C. in French with English translation. (Incorporated by reference from the June 1993 Schedule 13D.)

           *g) Escrow Agreement dated as of June 21, 1993 among the Holders listed on the signature pages thereto, Danek, and Citibank, N.A. (Incorporated by reference from the June 1993 Schedule 13D.)

           *h) Escrow Agreement dated as of June 2, 1993 among the Cotrel Family, Gerard Le Gall, Bear Stearns and Citibank, N.A. (Incorporated by reference from the June 1993 Schedule 13D.)

           *i) Nominee Agreement dated June 1, 1993, among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mr. Philippe Cotrel. (Incorporated by reference from the June 1993 Schedule 13D.)

           *j) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Marie-Helene Cotrel Plais. (Incorporated by reference from the June 1993 Schedule 13D.)








*Previously filed.



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                                        2

           *k) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mr. Yves-Regis Cotrel. (Incorporated by reference from the June 1993 Schedule 13D.)

           *l) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Marie-Christine Cotrel Milliez. (Incorporated by reference from the June 1993 Schedule 13D.)

           *m) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Catherine Cotrel Lechien. (Incorporated by reference from the June 1993 Schedule 13D.)

           *n) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Elisabeth Cotrel Gauzan. (Incorporated by reference from the June 1993 Schedule 13D.)

           *o) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Benedicte Cotrel Sandere. (Incorporated by reference from the June 1993 Schedule 13D.)

           *p) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Ms. Annie Cotrel. (Incorporated by reference from the June 1993 Schedule 13D.)

           *q) Nominee Agreement dated June 1, 1993 between Dr. Yves Paul Cotrel and Mr. Yves Marie Cotrel. (Incorporated by reference from the June 1993
Schedule 13D.)

           *r) Stock Exchange Agreement dated January 26, 1998 among Sofamor Danek and the Holders listed on the signature pages thereto.

           *s) Registration Rights Agreement dated January 26, 1998 among Sofamor Danek and the Holders listed on the signature pages thereto.

            t) Underwriting Agreement dated February 24, 1998 among Sofamor Danek, the Underwriters listed on the Schedules thereto and the Selling Shareholders listed on the Schedules thereto.